December 13, 2019

Nicholas Bowdish
President and Chief Executive Officer
Siouxland Renewable Holdings, LLC
1501 Knox Boulevard
Jackson, NE 68743

       Re: Siouxland Renewable Holdings, LLC
           Offering Statement on Form 1-A
           Filed November 15, 2019
           File No. 024-11116

Dear Mr. Bowdish:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Summary, page 2

1. With respect to the Funding Milestones, please quantify the amount needed to satisfy the condition regarding the entry into binding agreements to provide additional capital.
2. Revise the Summary to highlight the disclosure on page 14 concerning your expectation that the company will be taxed as a partnership and, if correct, that all profits and losses would pass through to unit purchasers.
3. Please revise the use of proceeds summary on pages 2-3 to highlight the $75 million and
      $115 million disclosures contained on page 30.
Risk Factors, page 4

4. Please revise to add risk factor disclosure concerning potential conflicts of interest between the company, Siouxland Ethanol LLC and some of the company's officers and
 Nicholas Bowdish
Siouxland Renewable Holdings, LLC
December 13, 2019
Page 2
       directors who also are executives and serve on boards of companies in the same industry as you, or advise why disclosure is not required.
Description of the Business, page 20

5. We note your disclosure on page 20 referencing your strategy to deliver an average annual return on investment over a ten-year period. To the extent that you retain this disclosure, please revise to clarify (i) whether you currently plan for losses in early years and (ii) that a total loss of investment is possible.
Plan of Operations, page 30

6. Please state whether management can waive or modify any of the investment criteria specified in this Offering Circular with respect to the purchase of an existing corn ethanol plant. Also disclose, if known, approximately how many existing facilities satisfy each of the three criteria.
Exhibit 11, page Ex.11

7. Please ensure your auditors appropriately date their consent as required by Item 11(b) of
       Item 17 of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Julie Sherman at (202) 551-3640 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Christoper Edwards at (202) 551-6761 or Joseph McCann at (202) 551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameNicholas Bowdish
                                                              Division of
Corporation Finance
Comapany NameSiouxland Renewable Holdings, LLC
                                                              Office of Life
Sciences
December 13, 2019 Page 2
cc:       Steven P. Amen
FirstName LastName